Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 333-170754

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

NU - Q2 2011 Northeast Utilities Earnings Conference Call

Event Date/Time: Aug 03, 2011 / 01:00PM EDT

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

CORPORATE PARTICIPANTS

Jeffrey Kotkin

Northeast Utilities - VP, IR

Chuck Shivery

Northeast Utilities - Chairman, President, CEO

Lee Olivier

Northeast Utilities - EVP, COO

David McHale

Northeast Utilities - CFO

CONFERENCE CALL PARTICIPANTS

Greg Gordon

ISI Group - Analyst

Justin McCann

Standard & Poor’s - Analyst

Paul Patterson

Glenrock Associates - Analyst

Ashar Khan

Visium - Analyst

Jonathan Arnold

Deutsche Bank - Analyst

Travis Miller

Morningstar - Analyst

Chris Ellinghaus

Williams Capital Group - Analyst

David Paz

Merrill Lynch - Analyst

Jim von Riesemann

UBS - Analyst

PRESENTATION

Operator

Welcome to the Northeast Utilities Q2 earnings call. My name is Sandra and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded. I will now turn the call over to Mr. Jeffrey Kotkin. Mr. Kotkin, you may begin.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you, Sandra. Good afternoon and thank you for joining us. I’m Jeff Kotkin, NU’s Vice President for Investor Relations. Speaking today will be – Chuck Shivery, NU’s Chairman, President and Chief Executive Officer; Lee Olivier, NU’s Executive Vice President and Chief Operating Officer; and David McHale, NU Executive Vice President and Chief Financial Officer. Also joining us today are Jim Muntz, President of our Transmission Group and Jay Buth, our Controller. Before we begin I’d like to remind you that some of the statements made during this investor call may be forward-looking as defined within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risk and uncertainty which may cause the actual results to differ materially from forecasts and projections. Some of these factors are set forth in the news release issued yesterday. If you have not seen that news release, it is

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

posted on our website at www.NU.com. Additional information about the various factors that may cause actual results to differ can be found on our annual report on Form 10-K for the year ended December 31, 2010, and our 10-Q for the first quarter of 2011. Additionally, our explanation of how and why we use certain non-GAAP measures is contained within our news release and in our most recent 10-K and 10-Q. Now I will turn over the call to Chuck.

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

Thank you, Jeff. I’d like to thank all of the investors who are listening to our call for joining us this afternoon. Let me start by noting that NU had a good second quarter and a very strong first half of the year. Both of which were consistent with our full year 2011 earnings guidance. As you can see in our news release from last night, earnings per share were up 25% in the first half of 2011 over the first half of 2010, excluding merger related costs. In light of the results of the first half of 2011, and our prospects for the full year, last night we raised the floor, and hence the midpoint, of our guidance for full year results. For 2011, we now project earnings between $2.30 per share, and $2.40 per share, excluding merger expenses. As busy as the first half of the year has been, the next 6 months should see a number of very positive events. During the second half of the year we expect to consummate our merger with NSTAR; be in full construction mode on our Greater Springfield Reliability Project; bring key elements of PSNH’s Clean Air Project into operation; announce a new route for the Northern section of our Northern Pass project; and achieve the financial performance that supports our updated earnings guidance. Our confidence in projecting near-term financial performance is enhanced by the fact that for the first time in more than 2 years, we do not have either a distribution rate case pending or one that is about to be filed.

We continue to make good progress on the major event facing the Company - our merger with NSTAR. In the past 3 months, we have achieved a number of milestones. In May, Maine regulators signed off on the merger, subject to FERC approval, which we obtained in July. If you have read the FERC decision, it fully authorized our merger as being consistent with the public interest, recognizing that the transaction would have no negative impact on competition in the New England Energy marketplace. The FERC decision, when combined with the FCC approval, and expiration of the Hart-Scott-Rodino Justice Department review earlier in the year, means that the Nuclear Regulatory Commission sign-off is the only federal approval we still require. As you know, shareholders of both companies overwhelmingly endorsed the merger in March. On the state regulatory side, the Connecticut DPUC issued a final decision on June 1, stating that it did not have jurisdiction over the merger because it did not involve the change of control of a Connecticut utility. While that decision has been appealed to the Connecticut Superior Court, we believe the DPUC’s ruling is legally sound. At the Massachusetts DPU, we have completed hearings on the merger, with final briefs in the case due to be filed on September 19. We believe that time schedule positions us to receive a final DPU decision and close the merger in the fourth quarter of this year. The DPU hearings have provided a platform to allow NU and NSTAR to demonstrate the very significant value our merger will bring to the region, both in terms of cost savings and expanded environmental initiatives.

We continue to be very comfortable with our projected $784 million of net benefits during the first 10 years after closing. I know many of you have asked Jeff about the early July motion by the Massachusetts Department of Energy Resources to extend the docket schedule significantly. We have opposed that motion vigorously and believe, if granted, it would be counter-productive to stakeholders’ interest by delaying our ability to bring the benefits of this merger to NU and NSTAR customers, shareholders, and employees. The DPU hearing officer overseeing the case has not yet ruled on the DOER’s motion. We are hopeful it will be rejected. NSTAR is not only our merger partner, it is also our partner on the Northern Pass Transmission Project in New Hampshire, where we continue to work through the regulatory approval process. Lee will provide you with more details, but we now believe that the project’s schedule will need to be extended with construction likely to take place from 2014 through 2016, rather than 2013 through 2015. Although we believe there is a widespread view that the project will bring very significant economic and environmental benefits to both New Hampshire and other New England states, we also recognize that there were significant concerns about the initial 40-mile route we proposed for the Northern section of the line in New Hampshire where we do not currently own a right-of-way. We continue to listen to the different stakeholders involved in this process and to work with them to identify the best possible route for this line. As Lee will discuss in more detail, we expect to identify a new route for that northern section later this year, so that regulatory review can continue.

Moving from New Hampshire to Connecticut, this year the Connecticut legislature enacted comprehensive energy legislation which, among various provisions, restructured the energy functions within state government and brought them under a new Department of Energy and Environmental Protection or DEEP. The new Public Utilities Regulatory Authority, led by 3 of the previous DPUC Commissioners, assumed responsibilities for most of the DPUC’s regulatory roles, including rate cases. The more policy driven responsibilities, such as the state’s integrated resource plan, were assigned to a new energy division within DEEP. We are encouraged that from a policy standpoint, many of the initiatives we have been advocating for years appear consistent with the views of both Governor Malloy and our first DEEP Commissioner, Dan Esty. We were also pleased that the new legislation will allow us to build 10 megawatts of regulated renewable generation in Connecticut.

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

In approving the budget for the new fiscal year, Connecticut lawmakers revoked another piece of legislation passed in 2010 that would have been harmful to our customers. That legislation had authorized the issuance of nearly $1 billion of new bonds that would have had to be repaid through customers’ electric bills. With the state’s budget picture improving, the legislature revoked the authorization before the bonds could be issued, thereby effectively lowering rates for CL&P customers this summer. We have never believed that attempting to balance the state’s budget in this manner was appropriate, and we congratulate the Governor and the legislative leadership on this outcome.

On the regulatory front while we were pleased with the PURA’s decision on our merger, we were disappointed with its decision in the Yankee Gas rate case. We appreciate the commission’s support for our capital program, but agree with much of the commentary from the financial community which has observed that the authorized ROE of 8.83% is a negative outlier for the industry nationwide. We subsequently asked the PURA to reconsider 3 aspects of its final order and yesterday the authority agreed to reopen the case to consider one of them. David will discuss that in more detail shortly.

At FERC, we were encouraged by the recent ruling on transmission planning and cost allocation. We believe it reflects support for transmission development like our NEEWS and Northern Pass initiatives, and respects the regional planning process in place in New England. Most importantly, the FERC commissioners expressed deep support for continued investment in the nation’s electric transmission infrastructure. This is a view with which we clearly agree. Finally, we are quite pleased with the company’s ongoing operations. Our customer service metrics continue to improve. Our reliability is sound, even in the face of the record heat we experienced in the Northeast 2 weeks ago. And the response of our employees to the extreme weather events, such as the June 1 tornado that struck Springfield, Massachusetts, has been very well organized and carried out. We received a number of positive comments from both state and municipal leaders on our response to these severe storms. Lee will provide more details on our operations and on the progress of our major projects and now I will turn over the call to him.

Lee Olivier - Northeast Utilities - EVP, COO

Thank you, Chuck. Our operating performance was quite good in the first half of the year and has remained strong since the start of the summer. We had two major weather events in June which caused significant damage and to which our organization responded very well. On June 1, a damaging tornado tore through the city of Springfield, and the following week three days of thunderstorms accompanied by high winds knocked out power to approximately 300,000 of our customers across three states. In both cases the vast majority of customers had their power restored within the first 36 hours. Our prompt response to outages, along with outstanding call center performance, mitigated long protracted service restorations and drew praise from state and local elected leaders. In total, we spent about $17.8 million in restoration activities following those storms. More than $15 million of that has either been capitalized or applied against our major storm funds. Pre-tax storm related costs actually fell by about $5 million in the second quarter of 2011, as compared with 2010. We believe our customers appreciate the improvements we have made serving them. In the most recent JD Power survey of utility customer satisfaction, all of our electric utility scores improved, and Yankee Gas remained the highest ranked mid-sized natural gas distribution company in the Northeast.

Our $430 million Clean Air Project, a wet scrubber being installed at our two-unit Merrimack coal-fired station, is ahead of schedule and currently 86 percent complete. System tie-in, start-up and commissioning activities are expected to begin in the fourth quarter of 2011, and the scrubber itself could be operational by the end of the year. The entire project should be completed by mid-2012. You may recall that the scrubber is required under New Hampshire’s mercury reduction law which was enacted about 5 years ago. Two weeks ago, the New Hampshire Supreme Court dismissed an appeal that had been filed against the project saying the plaintiffs did not have standing to bring the case. In Massachusetts, our first solar installation, a 1.8-megawatt facility in Pittsfield, has operated well and our second facility, a 2.2-megawatt installation, is under construction at a brownfield site in Springfield and should be completed by the end of the year.

Turning to transmission, our transmission capital expenditures totaled $164 million in the first six months of 2011, and we expect the pace of capital spending to accelerate in the second half of the year as we move into full construction mode on the Greater Springfield Reliability Project. The GSRP is the largest of the three major projects we expect to undertake as part of the NEEWS family of projects. In Massachusetts, we commenced substation work on GSRP in December of 2010, and began site work on the overhead section in the first quarter of 2011.

We recently began substation work in Connecticut and we continue to expect full construction in Massachusetts to begin later this quarter after we receive the required Army Corps of Engineers and Massachusetts Environmental permits. We need those permits to work in or near wetland areas, and we’ve made substantial progress working through the remaining environmental permit issues over the past three months. We expect to receive the permits by the end of this month or in the first part of September. The workforce and materials are available to start construction in the wetland areas immediately upon the receipt of the permits. In the meantime, we have accelerated our work on areas where we already have full permitting. As a result, we now estimate that the GSRP project is approximately 36% complete, and we remain on target to complete the project by the end of 2013. To date, we have spent $231 million on GSRP.

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

You may recall during our May earnings call I had mentioned that we had filed an application with FERC to recover in regional rates the financing costs of NEEWS during the construction period. That change has the effect of reducing AFUDC, but increases cash flow from NEEWS during the construction period.

This is related to the interplay between our local network rates and our regional network rates. FERC approved our application for construction work in progress, effective June 1, 2011, in regional rates, and as a result, we will be capitalizing less of the financing cost for NEEWS during construction. This is good for New England customers because it will ultimately result in a lower cost project to be supported in regional rates. As I mentioned during the first quarter earnings discussion, this change reduces our total cost of NEEWS, net of the United Illuminating investment in the larger Connecticut projects, to approximately $1.35 billion. For the Greater Springfield project, it reduces costs from $795 million to $718 million. With the Interstate, it reduces the cost from $251 million to $218 million. For the central Connecticut project, it reduces the estimated cost from $338 million to $301 million. Those AFUDC-related changes were already factored into our rate base projections that we published in our annual report earlier this year. We do not believe it should have any impact on the NEEWS-related earnings estimates street analysts have developed.

Turning to those other two major NEEWS projects, we and National Grid expect to file our siting applications in Connecticut, Massachusetts and Rhode Island late this year to build the Interstate Reliability Project. Last month we began formal consultations with several municipalities in eastern Connecticut, a requirement before we file our formal state application. The Central Connecticut Reliability Project continues to be reviewed by ISO-New England as part of the overall review of transmission in Central Connecticut. We expect the review to be completed and needs identified in late 2011, with specific projects identified in late 2012. We received good news from Washington in late June, when the FERC denied in a 3 to 1 vote reconsideration of the financial incentives for NEEWS that were approved in late 2008. To remind you, those incentives include recovery of abandoned costs; a cash return on construction work in progress while the projects are under construction; and a 12.89 percent return on equity. Also, I should note that on July 22, electricity usage increased significantly when the temperature hit an all-time record of 103 degrees at Bradley Field, north of Hartford. The preliminary New England peak demand load of approximately 27,700 megawatts appeared to be the second highest ever recorded in New England. Fortunately, the region’s generation and transmission systems performed very well. The unanticipated increase in peak demand, which would have been even higher if not the fact that it occurred on a Friday afternoon when many in the workforce begin their weekend departures, underscores the likelihood that peak demand is again rising in the region.

Earlier, Chuck discussed some of the recent developments concerning Northern Pass project. Recall that the project involves 180 miles of new transmission line in the state, including an AC section in southern New Hampshire. Of those 180 miles, we currently have right of way for 140 miles. Our focus right now is on the 40 northern-most miles where we need new right of way. We continue with our outreach to New Hampshire stakeholders and communities as we identify and secure a route for those 40 miles and hope to announce such a route later this year. We’re making solid progress in this effort. This process of identifying routes and providing stakeholders with time to review and comment has added about an additional nine months to the siting process. That is why we now estimate that the construction will begin in early 2014. As you may know, the US Department of Energy’s environmental assessment process begins once a specific route is submitted. We applied last fall with the DOE and they have left open the public comment period on the project so that the participants in the review process can comment on the route that we identified. The DOE will announce a consultant who will be working on the environmental data already collected for the lower 140 miles of the route. We expect this process to continue throughout this year and into 2012 as we advance through the siting process. Additionally, we will begin preparing our application for the New Hampshire Site Evaluation Committee, once the northern 40 miles of the route are identified. On June 28, we took another step forward on Northern Pass when we filed a special use application with the US Forest Service to build approximately 10 miles of the Northern Pass project along our existing right-of-way corridor that runs through the White Mountain National Forest. PSNH developed this corridor more than 60 years ago and currently operates a 115-kV line there that serves customers north of the national forest. We are proposing to relocate the existing line and build the new 300-kV DC line in this corridor.

We look forward to working with the Forest Service as it participates as a cooperating agency in the overall review of the project’s environmental impact statement. As a reminder, the project has a number of benefits for New Hampshire and the region. It is expected to add more than $25 million a year in the local property tax revenue and add 1,200 construction jobs. We estimate it will reduce the region’s wholesale electric cost between $200 million and $300 million annually, including at least $30 million that would accrue to New Hampshire, and reduce CO2 emissions by as much as 5 million tons a year. Despite the later projected start of the construction in 2014, we continue to estimate that the project will cost about $1.1 billion, including NSTAR’s 25 percent share. At the EEI conference in November, we will update our year-by-year capital expenditures projections for the Northern Pass to reflect the 2014 to 2016 projected construction period.

Turning from electric transmission to natural gas distribution, Yankee has completed about 76 percent of its $57.6 million Waterbury-to-Wallingford project. We continue to expect the project to enter service by November 1. The DPUC rate decision allowed the entire project to be included in rates. In the rate decision, the DPUC also endorsed Yankee Gas’s plan to significantly increase its capital spending by $25 million to

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

$40 million annually to replace older cast iron and bare steel pipe. As Chuck noted earlier, we are not pleased with our aspects of the decision and we will continue to focus on how we can more effectively manage the operation and maintenance resources of Yankee Gas to mitigate the impact of this decision on financial performance.

Yankee Gas sales continued to be strong in the second quarter, some of it related to cooler temperatures in April and May. Firm retail sales rose 18.4 percent in the first half of 2011, compared with the same period in 2010. On a weather-adjusted basis, firm sales rose 6.6 percent. With housing starts still relatively low, a great deal of the increased sales is the result of new distributor generation coming on line and fuel switching driven by high oil prices and low natural gas prices. Approximately two-thirds of this increase was the result of new distributed generation facilities coming into service. For the second quarter, weather-adjusted commercial and industrial sales rose 25.7 percent, and 11.2 percent, respectively, over 2010, primarily driven by the same factors. We also continue to see conversions in residential space, as evidenced by a 7.8 percent weather-adjusted increase in residential sales over second quarter 2010. This can be primarily attributed to increases in master metered multi-family buildings converting from oil to gas. Now what I’d like to do is to turn the phone call over to David.

David McHale - Northeast Utilities - CFO

Thank you, Lee. Our results for the first half of 2011 reflect many of the same favorable trends we’ve seen since the middle of 2010. They include improving distribution results as rate increases and cost control measures have allowed our returns to recover from last year’s low levels; favorable transmission earnings as we continue to invest in our infrastructure; and the decline in competitive business earnings as those businesses, particularly the wholesale marketing business, winds down in 2013. As a reminder, those results are now folded into our NU Parent and other companies business segment. As Chuck noted earlier, we have raised the lower end of the distribution segment guidance and the NU consolidated guidance by $0.05, effectively raising the midpoint of NU’s earnings guidance for the year. Our new range of $2.30 per share to $2.40, excluding merger costs, reflects the results we have experienced in the first half of 2011, the warmer temperatures and the storm expense we have experienced in July, and our prospects for the balance of the year, including the progress we are making on our major projects, particularly the Greater Springfield Reliability Project and PSNH’s Clean Air Project. In fact, the progress we are making on our transmission program this year is expected to result in us earning toward the upper end of our transmission guidance. I’ll discuss our updated guidance in more detail shortly. Overall we earned $77.3 million in the second quarter of 2011, or $0.44 per share, compared with $71.9 million or $0.41 per share, in the second quarter of 2010. Over the first 6 months of 2011, we earned $191.4 million, or $1.08 per share, compared with earnings of $158.2 million or $0.90 per share in the first half of 2010. Excluding charges related to our merger with NSTAR, we earned $200.9 million or $1.13 per share, in the first half of 2011 - up nearly 25 percent over 2010.

Although we believe we are well positioned for a successful year, and you can see that in our adjustments to guidance, I recognize our results for the quarter fell a little short of consensus. Some of that may be due to the fact that last year our competitive businesses added about $0.03 to the quarter, versus breakeven this quarter. We believe other items are of timing related, including PSNH rate case related revenues and the pattern of transmission earnings, where we see continued positive momentum for the second half of this year. Our transmission segment earned $42.2 million, or $0.24 per share, in the second quarter of 2011, compared with earnings of $41.9 million, or $0.24 per share, in the second quarter of 2010. Over the first six months of 2011, our transmission segment earned $86.9 million, or $0.49 per share, compared with earnings of $82.1 million, or $0.46 per share, in the first half of 2010. Improved year-to-date transmission results reflect our ongoing investment in the high voltage grid that serves the region, as well as our forward-looking fully tracking transmission tariffs. We expect transmission earnings growth to accelerate over the coming quarters as we move into full construction mode on the Greater Springfield Reliability Project Lee mentioned a moment ago. Due to Greater Springfield and many smaller projects that are now under construction, our transmission rate base totals $2.78 billion as of June 30, 2011, compared with $2.64 billion at June 30, 2010.

I know that several of you have noticed that CL&P’s transmission earnings were $2.1 million lower in the second quarter of 2011 than they were in the second quarter of 2010. This occurred even though CL&P’s transmission rate base in the first half of 2011 was about $2.15 billion, nearly 2 percent higher than it was in the first half of 2010. The reason for the decline in earnings is that we true-up the many tracking features of our transmission tariff to coincide with the filing of our FERC Form 1 for the previous quarter, which is done in the second quarter each year. In 2011, that true-up resulted in a refund to our wholesale transmission customers, while in 2010, it resulted in incremental billings. That year-over-year change resulted in a decline in CL&P’s second quarter transmission earnings of $3.7 million from 2010 to 2011. We have no similar true-ups for the remainder of the year.

Overall, we remain very comfortable with our 2011 transmission earnings guidance of $1.05 to $1.10 per share. In fact, as I mentioned earlier, we believe we’ll earn toward the upper end of that range.

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

Turning to the distribution business, we earned $40.3 million, or $0.23 per share, in the second quarter of 2011 and $118 million — excuse me $118.5 million, or $0.67 per share, in the first half of 2011. This compared with earnings of $27.1 million, or $0.15 per share, in the second quarter of 2010, and $75 million, or $0.43 per share, in the first half of 2010. CL&P’s distribution segment earned $19.1 million in the second quarter of 2011, and $47.6 million in the first half of 2011, compared with earnings of $8.4 million in the second quarter of 2010 and $22.7 million in the first half of 2010. This improvement was due to a combination of strong cost controls and to the distribution rate decision we received last year, partially offset by higher pension and healthcare costs. That rate decision approved a $63.4 million rate increase effective July 1, 2010, and an additional $38.5 million that was effective on July 1, 2011. As of June 30, 2011, CL&P’s trailing 12-month distribution ROE was 9.8 percent. At this point in the year we project a full regulatory ROE of about 9 percent for the year.

PSNH’s distribution and generation segment earned $16 million in the second quarter of 2011, and $37.5 million in the first half of 2011, compared with $16.9 million in the second quarter of 2010 and $28.1 million in the first half of 2010. PSNH benefited from its July 2010 distribution rate increase and AFUDC earnings from the Clean Air Project, but those benefits were offset by higher pension and healthcare costs. Additionally there were a number of relatively small one time positive impacts in the second quarter of 2010, when PSNH concluded its rate case. Those positive impacts, which totaled about $3.85 million after-tax, resulted from the fact that the final rate decision was retroactive to August 2009. While we had the benefit of higher rates in the second quarter of 2011, we lost the benefit of those 2010 one-time impacts. As a result, PSNH’s second quarter 2011 distribution earnings were down by about $1 million from 2010. PSNH’s distribution regulatory ROE, including generation earnings, was 10.3 percent for the 12 months ended June 30, 2011. We expect that level to decline over the last two quarters of the year and for PSNH’s distribution regulatory ROE to be approximately 9 percent for the year. This is primarily due to the roll-off of the recoupment period associated with PSNH’s decision from last year. For mid-2010 through mid-2011, we recovered approximately $13.7 million from customers to recoup revenues that we otherwise would have recovered from customers from August 1, 2009 through mid-2010.

With those dollars now fully recovered as of June 30, 2011, our distribution rates declined last month by about $2.3 million on an annualized net basis. For Western Massachusetts Electric, the distribution segment earned $4 million in the second quarter of 2011, and $9.7 million in the first half of 2011, compared to the $2.3 million in the second quarter of 2010, and $5.2 million in the first half of 2010. The improvement was primarily due to the resolution of WMECO’s distribution rate case earlier this year, partially offset by higher operating costs. WMECO’s distribution regulatory ROE was 6.5 percent for the 12 months ended June 30, 2011 compared with authorized return of 9.6 percent. We expect Western Mass’s distribution ROE to increase to approximately 9 percent for the calendar year 2011. Recall that due to the decoupling, which began six months ago, sales volumes have little impact on WMECO’s earnings.

Overall, retail electric sales fell 1.3 percent in the second quarter of 2011 compared with the same period in 2010. The first half retail electric sales rose 0.9 percent in 2011, compared with 2010. Weather-adjusted retail sales were down 0.9 percent in the second quarter of 2011 and down 0.5 percent for the first half of 2011, compared to the same periods in 2010. This weather-adjusted sales decline, while somewhat more moderate than we had been experiencing the past few years, is nevertheless a bit larger than the flat year-to-year weather-adjusted sales change we have projected at the start of the year. Within customer classes on a weather-adjusted basis, year-to-date residential and industrial sales were flat. The weakness we are seeing is in the commercial sector where sales were down 1.3 percent.

It’s a very different story on the natural gas side of the business, as Lee mentioned. For the year-to-date, Yankee Gas firm sales were up 18.4 percent, and weather adjusted firm sales were up 6.6 percent. Commercial and industrial sales continue to benefit from increased migration of interruptible customers switching to firm rates. Just to be clear, these results and our views around sales for the balance of the year are incorporated into our updated guidance.

Yankee Gas earned $1.2 million in the second quarter of 2011, and $23.7 million in the first half of 2011, compared with a loss of $500,000 in the second quarter of 2010, and earnings of $19 million in the first half of 2010. Yankee’s sales increases were partially offset by higher operating costs, including higher pension and healthcare expenses. Chuck mentioned earlier that despite some constructive changes between the draft Yankee Gas rate decision and the final decision, the overall order was disappointing. The final decision resulted in a rate decrease of approximately $500,000, which was effective July 20, to be followed by a rate increase of about $6.7 million, effective July 1, 2012. While the PURA accepted our proposed capitalization ratio of 52.2 percent common equity and 47.8 percent debt, the authorized ROE of 8.83 percent is below what we think is a fair and reasonable return even in this economic environment. Also, the final decision disallowed from rate base certain equipment that is now in service and serving customers and disallowed recovery of wage increases for non-union personnel. It also lowered rates by $1.5 million in rate year 1 and $3 million in rate year 2 to reflect expected savings from our merger with NSTAR, which still awaits approval.

We’ve asked PURA to reconsider three specific issues contained in the final decision. One was the imputation of merger savings; another the exclusion of non-union wage increases in rates over the next two years, and the third related to the correct regulatory treatment of our deferred tax assets related to net operating losses associated with bonus depreciation. Together, these items totaled $3.6 million in rate year 1, and $6.1 million in rate year 2. On August 2, yesterday, the PURA issued a draft decision granting our request to reconsider the deferred tax asset related

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

to the net operating losses, but denied our request to reconsider the imputation of merger savings and exclusion of wage increases. If our request relating to the deferred tax asset is ultimately approved, it would amount to a pre-tax benefit of about $750,000 in the first rate year that begins this quarter, and about $1.1 million in the second rate year which begins in July of 2012. Yankee’s regulatory ROE was 9.9 percent for the 12 months ended June 30, 2011, but we expect that level to decline over the coming quarters as a result of the rate decision.

Turning from our regulated businesses to NU Parent and other companies, we had net expenses of $5.2 million in the second quarter of 2011 and $14 million in the first half of 2011, compared with earnings of $2.9 million in the second quarter of 2010 and $1.1 million in the first half of 2010. The 2011 results include $1.2 million of net expenses in the second quarter of 2011 and $9.5 million of expenses in the first half of 2011 related to the pending merger with NSTAR. Excluding those items, we recorded net expenses of $4 million in the second quarter of 2011, or $0.03 per share, in the first half of 2011 excluding expenses we recorded net expense of $4.5 million, also $0.03 per share. As I mentioned earlier, the lower recurring earnings this year are largely due to the wind down of our wholesale business within our remaining competitive companies.

As I noted earlier we raised the floor of our earnings guidance for 2011. With the first half of the year now behind us, we are comfortable narrowing our distribution and generation segment earnings guidance to between $1.30 and $1.35 per share. We continue to project net expenses of about $0.05 per share in the Parent and other business, excluding merger costs. On a trailing 12 month basis, our earnings are $2.39 per share for the period ending June 30, 2011, excluding merger and 2010 NU Parent tax settlement impacts. As a heads-up, if there is a decline in trailing 12 months earnings over the balance of this year, we expect it will occur primarily in the third quarter. You may recall that in 2010, we and many other utilities in the Northeast benefited from extremely warm third quarter temperatures, and while July 2011 was indeed quite warm, we have not experienced and do not expect to experience the same number of cooling degree days we recorded in 2010.

Turning from earnings to debt issuances, balance sheet and cash flow, in May we took advantage of strong demand for high grade utility debt to sell $122 million of taxable PSNH first mortgage bonds. The 10-year bonds carry a coupon of 4.05 percent, and the proceeds were used to redeem about $120 million of 6 percent tax exempt bonds. We continue to expect PSNH to issue another $160 million of taxable bonds later this year and for WMECO to issue $100 million of senior unsecured notes. We expect to benefit from S&P’s decision on May 16 to raise all NU debt and preferred stock ratings by one notch. That ratings action was based solely on NU’s improved stand-alone credit profile. S&P maintained its CreditWatch-Positive rating on NU and our four regulated subsidiaries subject to confirmation of our pending merger with NSTAR.

One key factor triggering that credit upgrade is our improving cash flow. Cash from operations after retirement of rate reduction bonds totaled approximately $652 million in the first half of 2011, compared with $405 million in the first half of 2010. Mostly as a result of that strong operating cash flow, our total debt level declined nearly $150 million in the first six months of this year, while common equity levels rose by more than $100 million. Total debt represented about 54.5 percent of our consolidated capital structure at the end of June, well below the 60 percent level we have discussed for a number of years. Much of that improvement reflects the benefits from bonus depreciation for income tax purposes. We continue to project full year cash flows from operations of between $900 million and $950 million this year after repayment of PSNH and WMECO rate reduction bonds. Five years ago we were generating less than half that level of cash, and we believe that improvement underscores the continued financial strengthening of our company. Thank you very much for your time this afternoon. Let me now turn the call back to Jeff Kotkin.

Jeffrey Kotkin - Northeast Utilities - VP, IR

I’ll turn the call back to Sandra so she can remind you how to enter your questions. Thank you, Sandra.

QUESTION AND ANSWER

Operator

We will now begin the question-and-answer session. (Operator Instructions)

Jeffrey Kotkin - Northeast Utilities - VP, IR

Greg Gordon, ISI.

Greg Gordon - ISI Group - Analyst

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

2 questions. First, the pushing back the start of the expected construction date for Northern Pass, specifically the extra 12 months, what do you think that extra time is going to allow you to accomplish? Specifically, what parts of the negotiation or what issues have you slotted in for being resolved over that incremental time period.

Lee Olivier - Northeast Utilities - EVP, COO

Hi, this is Lee Olivier. It’s really about what that 9 months will do is if you think about the 180 miles we need to do a couple things. One, we’ve got to secure the right of way. We have 140 miles secured. So we will be working in the Northern communities where we need to secure another 40 miles. So we’ll be talking with municipal officials, land owners and so forth and other key stakeholders in that area and we have to do the environmental assessment. We have a contractor that will put together an environmental assessment that looks out two seasons. It looks at both kind of spring and fall, and we’ve already started that on the first 140 miles on the existing right of way. We’ll be turning over that data and information fairly soon to the DOE third party contractor that will evaluate it. And then once we finalize the last 40 miles, we will conduct whatever additional environmental studies we need to do on that last 40 miles. So the additional time allows us to do the environmental analysis over two seasons and also work in the communities to build consensus and to line up the rights of way through that last 40 miles. And as I’ve said, in my discussion, we’re making very solid progress on that.

Greg Gordon - ISI Group - Analyst

My second question is with regard to the time line to getting the final decision in Massachusetts. It’s not completely clear to me how the resolution of the pending proposal from the DOER are will take place. I mean, is it possible that the commission will just rule, and in the context of approving the merger just say yes, we looked at that and didn’t think it was necessary? Or do they have to make a separate independent ruling on his motion at some point between now and when they make a final decision?

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

Greg, this is Chuck. I think your first suggestion is clearly something that could happen. They could simply wrap the DOER motion into the final ruling, have a final ruling that just is comprehensive. They could wait and or could take the position that they want to rule on the DOER motion. But either one of those is possible.

Greg Gordon - ISI Group - Analyst

Okay, so it’s just not clear in terms of milestones, whether we’ll get a separate ruling or whether we’ll just hear nothing until they make a final decision?

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

I think, Greg, it is positive that the hearings have concluded and they have set the schedule for the briefing. As you know, I think David mentioned that reply briefs are due by September the 19. At least we’re moving forward I think on that schedule. The commission then has the time, whatever time it needs to make a final decision. But as I said earlier in the script, we believe that, that is a sufficient decision to — sufficient time to make a decision and allow us to close the merger before the end of the year.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Justin McCann, Standard and Poor’s Equity.

Justin McCann - Standard & Poor’s - Analyst

You have already discussed the right of way negotiations for the last 40 miles of the Northern Pass Transmission project. But could you explain precisely what is specified by the eminent domain bill in New Hampshire? Then one more question. Could you then discuss the projected time frame for the wind power projects that are in development as well as for company decisions related to potential new sites? Thank you.

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

Lee Olivier - Northeast Utilities - EVP, COO

Okay. In regards to the eminent domain bill that was in the New Hampshire legislature, as you may recall, the eminent domain bill was approved in the House of Representatives and was then sent to the Senate and in the Senate it was essentially moved to re-refer, which means it’s essentially tabled. And the Eminent Domain bill, what that would have done, essentially, it would have precluded the right of Eminent Domain for any of the project other than essentially Reliability based projects. So if that was the case, then it would be very difficult to develop any other renewable resources inside of New Hampshire. So we thought that was discriminatory. So it sits over in the Senate, in re-referral and at some point in 2012 when the New Hampshire legislative session is back in, which is in the January time frame, they will take it up sometime in that session. Could be at the beginning; could be at the end. In regards to Wind Development in New Hampshire, if you could just elaborate a little bit more on that, Justin, I would appreciate it.

Justin McCann - Standard & Poor’s - Analyst

I was thinking, it’s like you have potential sites in Vermont, parts of New Hampshire and also in Maine. And I’m just wondering what kind of time frame you have regarding decisions regarding the development of those sites, if you decide to do so.

Lee Olivier - Northeast Utilities - EVP, COO

Yes, in regards to actual wind development right now, Northeast Utilities does not have any ongoing wind development in any of the northern three states. As Chuck indicated, we have renewable development in solar in Massachusetts and a to-be-determined 10 megawatts of renewable in Connecticut. The wind developers in the north are all essentially commercial competitive enterprises and what we do there is assist them as necessary to make interconnections to their wind development, most notably in New Hampshire and we actually are working in some now in Western Massachusetts in the Berkshires region.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Paul Patterson, Glenrock.

Paul Patterson - Glenrock Associates - Analyst

The customer migration decision that happened in New Hampshire, how does that work out going forward? Do you recover from existing customers? What’s sort of the thought process since that order came in?

David McHale - Northeast Utilities - CFO

Paul, it’s David. As it stands now, the order sort of directs us to when we file our next energy supply rate, which is the rate from January 1, 2012, going forward, we will pro form into that rate all of our costs of service and of course all of our fuel recoveries and the like, both for our own generation and for the market generation and at that time they also directed us to propose various rate design mechanisms that could potentially address some of these migration issues. That’s really our next step is to begin to work with the commission and make some proposals in the fall of this year.

Paul Patterson - Glenrock Associates - Analyst

Okay. So is there any – is there a sort of regulatory balance that you guys are keeping as a result of this and since – I assume this amount that I guess isn’t being recovered at this moment; correct?

David McHale - Northeast Utilities - CFO

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

All amounts at this point are being recovered through our customers, and if the there’s an under- or over-recovery those monies are trued-up in the subsequent ES filing.

Paul Patterson - Glenrock Associates - Analyst

I’ve got you.

David McHale - Northeast Utilities - CFO

There’s no recovery issue, per se.

Paul Patterson - Glenrock Associates - Analyst

Okay. Great.

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

And I would add, Paul, that PSNH serves about 99.8 percent of its residential customers as of June and about 50 percent of all the commercial customers, so there is still a large customer base that buys their power directly from PSNH.

Paul Patterson - Glenrock Associates - Analyst

I’ve got you. The weather normalized, you guys did mention that perhaps it was decreasing but the weather normalized usage was perhaps declining a little bit more, if I got you correct, I don’t know if I completely heard it right. Before, I think last quarter you thought it was going to be sort of a flattish kind of situation. Could you just elaborate a little bit more on what that means and I guess what’s sort of driving that?

David McHale - Northeast Utilities - CFO

Paul, again, it’s David. We had made a statement when we set sort of direction for 2011, our guidance, that it was premised on a number of underlying assumptions that we try to bring current with The Street and one of those is sales growth, and we had said generally our observation has been since 2005, we have seen demand disruption or negative load growth, if you will. This year we actually had a little bit more optimism going into the year and thought that weather adjusted sales would be flat. And we did see right out of the blocks some negative prints, even though we had seen a little bit more favorable results maybe in the spring. Our actual observation now and what we said in the call is weather-normalized sales were down a 0.5%, so certainly better than the last 3 to 5 years of trend but not based on what we thought going into the year around projection. That said, the delta between flat sales and being down a 0.5% is not a major earnings driver for this year and as you know, our Massachusetts utility now has revenue decoupling so it sort of neutralizes that issue.

I think it’s no surprise that we’re going to stop short of calling for a double dip for sure but no surprise that the New England economy and our economies have not reaccelerated in terms of growth, in terms of job creation, in terms of housing and the like. So you have more economic sort of fundamentally more economic weakness than we might have hoped for 6 or 9 months ago, and I think on top of that you do see, and Lee mentioned this, you do see fuel switching which means customers who are going to DG, we’re losing electric load, although we have a nice hedge and that we’re picking up gas sales at Yankee Gas. You’re seeing that type of activity and you’re seeing policies that are trying to incent customers to move in that direction. Whether it’s large commercial customers or even smaller customers who are installing solar. I think second, another fundamental trend which I do not see sort of ceasing by any means is states incenting utilities and providing more monies to fund conservation, load management and DR programs. In fact, you may know that throughout New England these programs are not only funded in rates by distribution companies but by proceeds from the RGGI auction and proceeds by the FCM auction. So there are monies flowing into demand response and energy efficiency that are also putting downward pressure on our sales.

Paul Patterson - Glenrock Associates - Analyst

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

Okay, great thanks for the detail. Just also finally, the smart meter was there finally a decision at the DPUC, or I guess, the DEEP as it’s called now, did that ever get decided? I lost track of it.

Lee Olivier - Northeast Utilities - EVP, COO

Paul, this is Lee Olivier. That has not been decided yet. There is currently not a schedule inside of the current PURA organization to make a decision on AMI/smart grid.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Ashar Khan, Visium.

Ashar Khan - Visium - Analyst

Lee, going back to what you said, it’s 9 month delay, so should we just proportionately take like 75 percent of numbers and the majority of the spending was in 2013, 2014, and 2015 and just move them one year later? Is that a good benchmark I guess, way to whittle — change the capex?

Lee Olivier - Northeast Utilities - EVP, COO

Yes, I think that’s a good way to position the numbers, essentially shifting them over by 1 year because the type of work that will go on now will just move out another year.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Jonathan Arnold, Deutsche Bank.

Jonathan Arnold - Deutsche Bank - Analyst

A quick question on Massachusetts and where are you in the stage, in the process with the merger, is it still kind of possible procedurally that a settlement could emerge of these issues? And sort part of this question, DOER seems to be focused on trying to address NSTAR rates beyond their current rate plan. Is it conceivable that all these things could get wrapped up into something that might sort of precede the merger?

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

Jonathan, this is Chuck. I think with respect to any settlement, obviously we don’t speculate on settlements or — at this point in time, but you could, if there was a settlement that was reached, it obviously would be part of the merger process I think that the DPU would have to deal with. With respect to the DOER issue, first of all, we don’t believe that the motion is appropriate. We think the process that we’ve gone through with weeks of hearings, over 1,000 interrogatories have in fact proven the standard, which is as you know a net benefit standard at this point in time. And that we would hope that the Massachusetts DPU would not look favorably on that motion.

Jonathan Arnold - Deutsche Bank - Analyst

Okay. If I could ask another topic. I believe you still need NRC seems to have been kind of caught up in some technicalities. Any sense how that might play out and what sort of time frame.

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

Yes, we think that the NRC approval will be forthcoming and will be forthcoming on a time frame that it will not delay the merger. The technicalities that I think you’re referring to are the foreign ownership issues and as you know we own a portion of essentially the spent fuel pools

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

of 3 power plants, hence the NRC requirement. We don’t believe that foreign ownership issue is really the merger issue and we would hope that the NRC would come forward with their decision on the merger irrespective of the foreign ownership issue.

Jonathan Arnold - Deutsche Bank - Analyst

Is there a schedule for this or it’s just pending?

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

No, there’s no schedule but as I said a little bit earlier, we think we will have that decision from the NRC in a way that would not slow down the merger approval.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Travis Miller, Morningstar.

Travis Miller - Morningstar - Analyst

What were the storm costs in the second quarter? And what have they been through July so far?

Lee Olivier - Northeast Utilities - EVP, COO

Storm costs in second quarter. Well, for the second quarters — storm costs were lower in the second quarter by $5 million over the second quarter of 2010, we’ve spent essentially $22 million year-to-date in major storms. Again, $14 million of that was capitalized. I think those are the ones that I have. Dave, I don’t know if you have any more refined numbers.

David McHale - Northeast Utilities - CFO

No, I think those are fine, Lee.

Lee Olivier - Northeast Utilities - EVP, COO

Yes.

Travis Miller - Morningstar - Analyst

Okay, $14 million capitalized and then $8 million expense.

Lee Olivier - Northeast Utilities - EVP, COO

Yes.

Travis Miller - Morningstar - Analyst

Year-to-date?

Lee Olivier - Northeast Utilities - EVP, COO

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

Yes. As I said, in terms of the actual O&M storm expenses that affect earnings, there are about $5 million under.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Chris Ellinghaus, Williams.

Chris Ellinghaus - Williams Capital Group - Analyst

David, can you quantify what the CL&P transmission true-up was in the quarter?

David McHale - Northeast Utilities - CFO

Yes. Just for comparative, and I’ve said it, it’s probably worth repeating. Just the nature of the Schedule 21 tariff, every second quarter we go through this true-up process. Sometimes is a fairly small number, sometimes it’s just a little bit more meaningful. But just by way of now I guess facts, in the second quarter of 2011, it actually lowered our earnings by $1.1 million. In the second quarter of 2010, it actually increased our earnings by $2.8 million. And just a little history, in Q2 of 2009 it would have been an increase of $1.5 million. So there is sort of a pattern and a history. It can swing either way. Those are the numbers. It was basically a $4 million swing between 2011 and 2010.

Chris Ellinghaus - Williams Capital Group - Analyst

Those are pre-tax?

David McHale - Northeast Utilities - CFO

No, those are earnings numbers.

Chris Ellinghaus - Williams Capital Group - Analyst

Okay, your O&M year-to-date, are you on track for — or can we believe that, that’s sort of the run rate for the rest of the year?

David McHale - Northeast Utilities - CFO

Well, I admit that it’s a little tough to decipher O&M run rates looking at our income statement, given all the accounts that actually run through that. But I’ll tell you that the O&M run rate this year is really in good standing. We’ve had very good sort of cost controls on the basic fundamentals of the business. Where we have had some O&M increases, they’ve generally been funded by the regulators around programs or enhance reliability as an example. Even if you look at some of the trouble spots Chris, around say, uncollectibles we have a very good trend there and that’s pretty much in check at this point, although it continues to get a lot of attention.

Chris Ellinghaus - Williams Capital Group - Analyst

Okay. Great. If my recollection is correct, I think last year in the third quarter you were suggesting that maybe you were — you had about a $10 million pre-tax benefit for weather last year. Is that correct?

Jeffrey Kotkin - Northeast Utilities - VP, IR

Yes, I think, Chris, it was. If you look at the third quarter of last year versus a normal third quarter, after tax it was about $7 million or about $0.04 a share. So if we had an average summer last year, third quarter earnings would have been $0.04 lower.

Chris Ellinghaus - Williams Capital Group - Analyst

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

Okay, great. That’s consistent with what I’ve got. Would it also be fair to say that while we were all probably planning for weather that at this point it looks like you won’t get all the way back to normal if sort of the trend from July holds forward?

David McHale - Northeast Utilities - CFO

I think that’s a fair statement. We’re tracking close, as I said. We’re down 0.5% to sales and probably driven by the economy, are going to have to accelerate. And if you look at where we’ve seen the falloff, as I said, that’s in commercial. We don’t see at this point a re-emergence of our commercial class of customers so I think that’s a fair statement, Chris. We probably won’t get back to flat. But we’ll bring you current at the end of the third quarter.

Jeffrey Kotkin - Northeast Utilities - VP, IR

David Paz, Merrill Lynch.

David Paz - Merrill Lynch - Analyst

Just going back to Northern Pass, just I guess could the capex there be revised with an alternative route?

Lee Olivier - Northeast Utilities - EVP, COO

David, this is Lee Olivier. Based upon everything that we see right now, we still think that $1.1 billion is a good number. The final disposition on the capital is really driven by the siting process. So, when you get through the siting process and you’re ready to start construction, you do kind of a true-up or a re-estimate of the labor and materials of the project and whatever work-arounds. And that gives you kind of the final look. Right now we think that $1.1 billion number is good, but it’s subject to change. I don’t think it would be any less than that.

David Paz - Merrill Lynch - Analyst

Okay. Got it. And then on the NU’s projects, can you remind me what the allowed return on equity is during the construction phase? Does that differ from the online phase?

Lee Olivier - Northeast Utilities - EVP, COO

It’s 12.89 percent, David.

David Paz - Merrill Lynch - Analyst

It does not differ.

Lee Olivier - Northeast Utilities - EVP, COO

It doesn’t differ.

David Paz - Merrill Lynch - Analyst

I think you had about a $130 million of projected spend on Merrimack through 2013. So, you should effectively have that now just through the middle of 2012.

Lee Olivier - Northeast Utilities - EVP, COO

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

Yes, that’s correct.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Jim von Riesemann from UBS.

Jim von Riesemann - UBS - Analyst

I just have a quick question on New Hampshire and legislative strategies up there. Can you just provide a little bit of color with what’s going on in the legislature next year and how your strategy might be framed around Northern Pass?

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

Jim, this is Chuck. It’s really difficult to say. I think as Lee mentioned, and one of the folks asked a little bit earlier, the question around the eminent domain bill was re-referred in the Senate, so there will be an essentially a re-evaluation of that and then a re-discussion of that in the legislature next year. But that’s really the only item going on right now around Northern Pass.

Jim von Riesemann - UBS - Analyst

Is there — the follow-up question I have then, is there anything in FERC Order 1,000 that you saw that would allow you to avoid some of this legislative issues, possibly?

Chuck Shivery - Northeast Utilities - Chairman, President, CEO

I don’t think so.

Jeffrey Kotkin - Northeast Utilities - VP, IR

We have no other questions. So thank you all very much for joining us today. If you have anything else please give us a call and have a great afternoon.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Aug 03, 2011 / 01:00PM EDT, NU - Q2 2011 Northeast Utilities Earnings Conference Call

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2011 Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”